                                                EXHIBIT 99, Page 1 of 26
                                                TITLE PAGE



                            CONRAIL INC.

                 1999 ANNUAL REPORT TO STOCKHOLDERS

                                                EXHIBIT 99, Page 2 of 26


                          REPORT OF MANAGEMENT

THE STOCKHOLDERS
CONRAIL INC.

Management is responsible for the preparation, integrity and objectivity of the Company's financial statements. The financial statements are prepared in conformity with generally accepted accounting principles and include amounts based on management's best estimates and judgment.

The Company's financial statements are audited by its independent accountants. Their audit is conducted in accordance with generally accepted auditing standards and includes a study and evaluation of the Company's system of internal accounting controls to determine the nature, timing and extent of the auditing procedures required for expressing an opinion on the Company's financial statements.

The Company's Board of Directors was reconstituted on August 22, 1998, the effective date of the Surface Transportation Board's written decision approving the acquisition of the Company by Norfolk Southern Corporation ("NSC") and CSX Corporation ("CSX"). The new Board of Directors, which is comprised of an equal number of directors from NSC and CSX, pursues its oversight responsibilities for the financial statements and corporate conduct through periodic meetings with and written reports from the Company's management.


/s/ Timothy T. O'Toole
Timothy T. O'Toole
President and Chief
Executive Officer


/s/ John A. McKelvey
John A. McKelvey
Senior Vice President-
Finance & Administration

February 11, 2000

                                                EXHIBIT 99, Page 3 of 26


                      INDEPENDENT AUDITORS' REPORT

THE STOCKHOLDERS AND BOARD OF DIRECTORS
CONRAIL INC.:

We have audited the accompanying consolidated balance sheet of Conrail Inc. and subsidiaries as of December 31, 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of Conrail Inc. and subsidiaries as of December 31, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the two years then ended were audited by other auditors whose report thereon dated January 19, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1999 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Conrail Inc. and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ KPMG LLP                       /s/ Ernst & Young LLP
KPMG LLP                           Ernst & Young LLP
Norfolk, Virginia                  Richmond, Virginia

February 11, 2000

                                                EXHIBIT 99, Page 4 of 26

                      REPORT OF INDEPENDENT ACCOUNTANTS

The Stockholders and Board of Directors
Conrail Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Conrail Inc. and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United
States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Thirty South Seventeenth Street
Philadelphia, Pennsylvania  19103

January 19, 1999

                                                EXHIBIT 99, Page 5 of 26

                              CONRAIL INC.
                    CONSOLIDATED STATEMENTS OF INCOME

                                         Years ended December 31,
                                         -----------------------
($ In Millions)                          1999      1998      1997
                                         ----      ----      ----
Revenues - NSC/CSX (Note 2)              $  549    $    -    $    -
Revenues - Third Parties                  1,625     3,863     3,765
                                         ------    ------    ------

    Total operating revenues              2,174     3,863     3,765
                                         ------    ------    ------

Operating expenses (Note 3)
  Compensation and benefits                 645     1,489     1,448
  Fuel                                       63       163       198
  Material, services and rents              590       909       952
  Depreciation and amortization             328       310       293
  Casualties and insurance                  228       230       143
  Other                                     192       247       188
  ESOP termination charge                                       221
                                         ------    ------    ------

    Total operating expenses              2,046     3,348     3,443
                                         ------    ------    ------

Income from operations                      128       515       322
Interest expense                           (150)     (153)     (170)
Other income, net (Note 10)                  67        72        83
                                         ------    ------    ------

Income before income taxes                   45       434       235

Income taxes (Note 7)                        19       167       228
                                         ------    ------    ------

Net income                               $   26    $  267    $    7
                                         ======    ======    ======

See accompanying notes to the consolidated financial statements.

                                                EXHIBIT 99, Page 6 of 26

                              CONRAIL INC.
                       CONSOLIDATED BALANCE SHEETS

                                                   December 31,
                                                   -----------
($ In Millions)                                   1999      1998
                                                  ----      ----
         ASSETS
Current assets
  Cash and cash equivalents                       $   22    $  138
  Accounts receivable                                 51       580
  Due from NSC/CSX (Note 2)                          196         -
  Notes receivable from NSC/CSX (Note 2)             216         -
  Material and supplies                               29        92
  Deferred tax assets (Note 7)                       149       182
  Other current assets                                 6        13
                                                  ------    ------
     Total current assets                            669     1,005
                                                  ------    ------

Property and equipment, net (Note 4)               7,143     7,151
Other assets                                         571       888
                                                  ------    ------
     Total assets                                 $8,383    $9,044
                                                  ======    ======

         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt (Note 6)      319       113
  Accounts payable                                    59       130
  Due to NSC/CSX (Note 2)                            159         -
  Wages and employee benefits                         43       403
  Casualty reserves                                  136       139
  Accrued and other current liabilities (Note 5)     147       422
                                                  ------    ------
     Total current liabilities                       863     1,207
Long-term debt (Note 6)                            1,302     1,609
Casualty reserves                                    311       215
Deferred income taxes (Note 7)                     1,817     1,787
Other liabilities                                    271       426
                                                  ------    ------
     Total liabilities                             4,564     5,244
                                                  ------    ------
Commitments and contingencies (Note 11)
Stockholders' equity (Notes 2, 8, and 9)
  Common stock ($1 par value; 100 shares
   authorized, issued and outstanding)                 -         -
  Additional paid-in capital                       2,229     2,291
  Unearned ESOP compensation                         (20)      (75)
  Retained earnings                                1,610     1,584
                                                  ------    ------
     Total stockholders' equity                    3,819     3,800
                                                  ------    ------
     Total liabilities and stockholders' equity   $8,383    $9,044
                                                  ======    ======

See accompanying notes to the consolidated financial statements.

                                                EXHIBIT 99, Page 7 of 26

                              CONRAIL INC.
             CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                          Series A   Unearned            Additional   Employee
($ In Millions            Preferred  ESOP Com-   Common   Paid-in     Benefits    Retained    Treasury
Except Per Share Data)    Stock      pensation   Stock    Capital     Trust       Earnings    Stock
                          --------   ---------   ------  ----------   --------    --------    --------
BALANCE JANUARY 1, 1997   $  211     $ (222)     $   88    $2,404      $ (384)     $1,357      $ (347)
 Amortization                             2
 Net income                                                                             7
 Common dividends,
  $.475 per share
  (Note 9)                                                                            (40)
 Preferred dividends,
  $.541 per share
  (Note 9)                                                                             (3)
 Employee benefits trust
  transactions, net                                            (3)         20
 Effects of Conrail
  acquisition, net
  (Notes 2)                 (209)                   (82)      594          90                    (393)
 Employee benefits trust
  reclassification
  (Note 9)                                                                274
 Allocation of unearned
  ESOP                                   65
 Other                        (2)                              11                       3          (2)
                          ------     ------      ------    ------      ------      ------      ------
BALANCE DECEMBER 31, 1997      -       (155)          6     3,006           -       1,324        (742)
 Net income                                                                           267
 Common dividends                                                                      (7)
 Common shares reclassified
  as unissued (Note 9)                               (6)     (736)                                742
 Allocation of unearned
  ESOP compensation                      80
 Other                                                         21
                          ------     ------      ------    ------      ------      ------      ------
BALANCE DECEMBER 31, 1998     -         (75)          -     2,291           -       1,584           -
 Net income                                                                            26
 Transfer of portion of
  prepaid pension assets
  to NSC and CSX (Note 8)                                     (54)
 Allocation of unearned
  ESOP compensation                      55
 Other                                                         (8)
                          ------     ------      ------    ------      ------      ------      ------
BALANCE DECEMBER 31, 1999 $   -      $  (20)     $    -    $2,229      $    -      $1,610      $   -
                          ======     ======      ======    ======      ======      ======      ======

See accompanying notes to the consolidated financial statements.

                                                EXHIBIT 99, Page 8 of 26

                              CONRAIL INC.
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                                               Years ended December 31,
                                               -----------------------
($ In Millions)                                1999      1998      1997
                                               ----      ----      ----
Cash flows from operating activities
   Net income                                  $   26    $  267    $    7
   Adjustments to reconcile net income
    to net cash provided by operating
    activities:
      Transition and acquisition-related
       charges (Note 3)                                     368       159
      ESOP termination charge                                         221
      Depreciation and amortization               328       310       293
      Deferred income taxes                        48       (30)       89
      Gains from sales of property                 (6)      (21)      (23)
      Pension credit                              (45)      (63)      (61)
      Changes in (net of effect of
       transition and acquisition-related
       items):
          Accounts receivable                     529        33         7
          Accounts and wages payable             (431)      (33)       42
          Deferred tax assets                      33       (67)      178
          Due from NSC/CSX                       (196)
          Due to NSC/CSX                          159
      Other                                       (49)      (37)      (28)
                                               ------    ------    ------

          Net cash provided by operating
           activities                             396       727       884
                                               ------    ------    ------
Cash flows from investing activities
   Property and equipment acquisitions           (176)     (537)     (439)
   Notes receivable from NSC/CSX                 (216)
   Proceeds from disposals of properties            6        19        25
   Other                                          (14)      (32)      (31)
                                               ------    ------    ------
          Net cash used in investing
           activities                            (400)     (550)     (445)
                                               ------    ------    ------
Cash flows from financing activities
   Payment of long-term debt                     (112)     (119)     (238)
   Payment of debt consent fees                             (10)
   Net proceeds from (repayments of)
    short-term borrowings                                             (99)
   Dividends on common stock and preferred
    stock                                                    (7)      (43)
   Proceeds from stock options and other                                8
                                               ------    ------    ------
          Net cash used in financing
          activities                             (112)     (136)     (372)
                                               ------    ------    ------
Increase(decrease) in cash and cash
 equivalents                                     (116)       41        67
Cash and cash equivalents
   Beginning of year                              138        97        30
                                               ------    ------    ------
   End of year                                 $   22    $  138    $   97
                                               ======    ======    ======

See accompanying notes to the consolidated financial statements.

                                                EXHIBIT 99, Page 9 of 26


                              CONRAIL INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Summary of Significant Accounting Policies
   ------------------------------------------

   Description of Business
   -----------------------

   Conrail Inc. ("Conrail") is a holding company whose principal subsidiary is Consolidated Rail Corporation ("CRC"), the major freight railroad in the Northeast. Norfolk Southern Corporation ("NSC") and CSX Corporation ("CSX"), the major railroads in the Southeast, jointly control Conrail through their ownership interests in CRR Holdings LLC ("CRR"), whose primary subsidiary is Green Acquisition Corporation, which owns Conrail. NSC and CSX have equity interests in CRR of 58% and 42%, respectively, and voting interests of 50% each. From May 23, 1997, the date NSC and CSX completed their acquisition of Conrail stock, until June 1, 1999, Conrail's operations continued substantially unchanged while NSC and CSX awaited regulatory approvals and prepared for the integration of their respective Conrail routes and assets to be leased to their railroad subsidiaries, Norfolk Southern Railway Company ("NSR") and CSX Transportation, Inc. ("CSXT"). The operations of CRC substantially changed beginning June 1, 1999, when NSC and CSX began operating a portion of the Conrail properties under operating agreements (the "Closing Date") (Note
   2).

   Beginning June 1, 1999, Conrail's major sources of operating revenues are operating fees and lease rentals from NSC and CSX. The composition of CRC's operating expenses also reflects this change in operations. As a result, Conrail's 1999 results reflect the freight railroad operations of CRC through May 31, 1999, and reflect Conrail's new structure and operations that commenced on the Closing Date (Note 2).

   Principles of Consolidation
   ---------------------------

   The consolidated financial statements include Conrail and majority-owned subsidiaries. Investments in 20% to 50% owned companies are accounted for by the equity method.

   Cash Equivalents
   ----------------

   Cash equivalents consist of commercial paper, certificates of deposit and other liquid securities purchased with a maturity of three months or less, and are stated at cost which approximates market value.

   Material and Supplies
   ---------------------

   Material and supplies prior to June 1, 1999, (Note 2) consist mainly of fuel oil and items for maintenance of property and equipment, and were valued at the lower of cost, principally weighted average, or market. Material and supplies beginning June 1, 1999, consist of maintenance material valued at the lower of cost or market.

                                                EXHIBIT 99, Page 10 of 26


                              CONRAIL INC.
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


   Property and Equipment
   ----------------------

   Property and equipment are recorded at cost. Additions to properties, including those under lease, are capitalized. Maintenance expense is recognized when repairs are performed. Depreciation is provided using the composite straight-line method over estimated service lives. In 1999, the overall depreciation rate averaged 3.0% for roadway and 5.8% for equipment. The cost (net of salvage) of depreciable property retired or replaced in the ordinary course of business is charged to accumulated depreciation and no gain or loss is recognized.

   Asset Impairment
   ----------------

   Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Expected future cash flows from the use and disposition of long-lived assets are compared to the current carrying amounts to determine the potential impairment loss.

   Revenue Recognition
   -------------------

   Revenue prior to June 1, 1999 was recognized proportionally as a shipment moved on the Conrail system from origin to destination. Beginning June 1, 1999, the Company's major sources of revenues are from NSC and CSX, primarily in the form of rental revenues and operating fees which are recognized when earned.

   New Accounting Standards
   ------------------------

   There were no new accounting standards issued during 1999 which the Company believes will have a material impact on its consolidated financial position, results of operations or cash flows.

   Use of Estimates
   ----------------

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Reclassifications
   -----------------

   Certain prior year data have been reclassified to conform to the 1999 presentation.

                                               EXHIBIT 99, Page 11 of 26


                              CONRAIL INC.
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


2. Related Parties Transactions
   ----------------------------

   Background
   ----------

   On May 23, 1997, NSC and CSX completed their joint acquisition of Conrail stock. On June 17, 1997, NSC and CSX executed an agreement which generally outlines the methods of governing and operating Conrail and its subsidiaries ("Transaction Agreement"). On July 23, 1998, the Surface Transportation Board ("STB") issued a written opinion that permitted NSC and CSX to exercise operating control of Conrail beginning August 22, 1998. On June 1, 1999, NSC and CSX began to operate over certain Conrail lines.

   Commencement of Operations by NSR and CSXT
   ------------------------------------------

   On June 1,1999, the majority of CRC's routes and assets were segregated into separate subsidiaries of CRC, Pennsylvania Lines LLC ("PRR") and New York Central Lines LLC ("NYC"). PRR and NYC entered into separate but identical operating and lease agreements with NSR and CSXT, respectively, (the "Operating Agreements" ) which govern substantially all nonequipment assets to be used by NSR and CSXT and have initial 25-year terms, renewable at the options of NSR and CSXT for two 5-year terms. Payments made under the Operating Agreements are based on appraised values that are subject to adjustment every six years to reflect changes in such values. NSR and CSXT have also leased or subleased certain equipment assets at rentals based on appraised values for varying term lengths from PRR and NYC, respectively, as well as from CRC.

   NSC and CSX have also entered into agreements with CRC governing other Conrail properties that continue to be owned and operated by Conrail ("the Shared Assets Areas"). NSR and CSXT pay CRC a fee for joint and exclusive access to the Shared Assets Areas. In addition, NSR and CSXT pay, based on usage, the costs incurred by CRC to operate the Shared Assets Areas plus a profit factor.

   Payments made by NSR and CSXT to Conrail under the Shared Assets agreements were $45 million and $43 million, respectively, of which $7 million and $5 million, were minimum rents.

   Payments from NSR and CSXT under the Operating Agreements and lease agreements to PRR and NYC amounted to $167 million and $124 million, respectively. In addition, costs necessary to operate and maintain the related assets under these agreements, including leasehold improvements, will be borne by NSR and CSXT.

                                               EXHIBIT 99, Page 12 of 26


                              CONRAIL INC.
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

   Future minimum lease payments to be received from NSR/CSXT are as follows:
                        NSR       NSR       CSX       CSX
   $ in Millions      To PRR    To CRC    To NYC    To CRC    Total
   -------------      ------    ------    ------    ------    -----
   2000               $  320    $   22    $  231    $   16    $   589
   2001                  307        24       223        17        571
   2002                  318        27       229        19        593
   2003                  327        30       235        21        613
   2004                  330        32       238        23        623
   2005 and Beyond     5,389       687     3,902       497     10,475
                      ------    ------    ------    ------    -------
         Total        $6,991    $  822    $5,058    $  593    $13,464
                      ======    ======    ======    ======    =======

   Related Party Balances and Transactions
   ---------------------------------------

   "Due from NSC/CSX" at December 31, 1999, is primarily comprised of amounts due for the above-described operating and rental activities. Also included in "Due from NSC/CSX" are amounts paid by Conrail for separation payments to CRC's agreement employees that will be reimbursed by NSC and CSX as required by the Transaction Agreement. As of December 31, 1999, the accrued balances due from NSC and CSX were $91 million and $105 million, respectively.

   PRR and NYC have interest-bearing notes receivable, payable on demand from NSC and CSX of $123 million and $93 million, respectively, at December 31, 1999 included in the "Notes receivable from NSC/CSX" line item on the balance sheet. The interest rates on the notes receivable from NSC and CSX are variable and both 5.6% at December 31, 1999.

   CRC has entered into service provider agreements with both NSC and CSX, for such services as accounting and administrative processing, personal injury and environmental case handling and other miscellaneous services ("Service Provider Agreements"). Payments made to NSC under these Service Provider Agreements were $5 million and are included within the various line items of operating expenses for 1999. In addition, CRC paid a subsidiary of CSX $5 million during 1999, for rental of various facilities which it occupied subsequent to May 31, 1999.

   "Due to NSC/CSX" includes $64 million and $29 million, to NSC and CSX, respectively, for the services described above for 1999.

                                               EXHIBIT 99, Page 13 of 26


                              CONRAIL INC.
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


   "Due to NSC/CSX" also includes $42 million and $24 million payable to NSC and CSX, respectively, for CRC's vacation liability related to the portion of its work force that became NSC and CSX employees subsequent to May 31, 1999.

   From time to time, NSC and CSX, as the indirect owners of Conrail, may need to provide some of Conrail's cash requirements through capital contributions, loans, or advances, none of which took place as of December 31, 1999.

   Prior to the Closing Date, the Company interchanged freight with both NSC and CSX for transport to destinations both within and outside of Conrail's service region. The Company shares ownership interests with either one or both railroads in various transportation-related entities, all of which are immaterial to the Company's operating results and financial position.

3. Transition, Acquisition-Related and Other Items
   -----------------------------------------------

   During 1999, the Company recorded net expenses of $138 million
   ($85 million after taxes) for adjustments to certain litigation and environmental reserves related to settlements and completion of site reviews, and in accordance with the Transaction Agreement, for the method of settlement of certain casualty liabilities based on an actuarial study and for the assumption of a lease obligation by a subsidiary of CSX. The effects of these adjustments are reflected in the "Casualties and insurance" and "Other" operating expense line items of the income statement for 1999.

   During the third quarter of 1998, the Company recorded charges totaling $302 million ($187 million after income taxes), primarily for severance benefits of $170 million covering certain non-union employees, and $132 million of other costs, such as the effect of changing to an actuarial method of valuing certain components of the Company's casualty reserves, primarily included in the "Compensation and benefits" and "Casualties and insurance" operating expense line items of the 1998 income statement, respectively.

   The charge for non-union separation benefits represents termination payments made to approximately 1,300 non-union employees whose non-executive positions were eliminated as a result of the joint acquisition of Conrail. Most of these termination payments have been made in the form of supplemental retirement benefits from the Company's overfunded pension plan. During 1999 and 1998, termination payments of $77 million and $9 million were made, respectively.

                                               EXHIBIT 99, Page 14 of 26


                              CONRAIL INC.
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


   During 1998 and 1997, the Company recorded charges totaling
   $66 million ($41 million after income taxes) and $49 million
   ($31 million after income taxes), respectively, representing amounts paid to certain non-union employees as incentive to continue their employment with the Company through August 22, 1998, the effective date of the STB approval of the joint acquisition of Conrail, and the subsequent transition period.

   During 1997, the Company recorded a charge of $221 million (no related income tax effect) for the termination of its Non-union Employee Stock Ownership Plan ("ESOP") as a result of the repayment of the ESOP note payable of $291 million and related accrued interest to the Company. The Company recorded a long-term liability of $221 million related to the ESOP termination charge, which has not required use of the Company's cash for settlement. Such liability, the balance of which is $20 million at December 31, 1999, is being reduced as the cash proceeds, held by the ESOP as a result of selling its ESOP preferred stock in the joint tender offer, are allocated to eligible ESOP participants.

   During 1997, the Company recorded a charge of $110 million
   ($103 million after income taxes) in connection with employment "change in control" agreements with certain executives, which became operative as a result of the joint acquisition of Conrail. A portion of the benefits under these agreements, $68 million, has been paid in 1998 from the Employee Benefits Trust ("EBT"). These costs are included in the "Compensation and benefits" line item of the income statement for 1997.

   Also, as a result of the joint acquisition of Conrail, all outstanding performance shares and all outstanding unvested stock options, restricted shares and phantom shares vested during 1997. The Company paid all of the amounts due employees under these arrangements and recorded a $63 million charge ($39 million after income taxes). These costs are included in the "Compensation and benefits" line item of the income statement for 1997.

                                               EXHIBIT 99, Page 15 of 26


                              CONRAIL INC.
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Property and Equipment
   ----------------------
                                              December 31,
                                              -----------
                                             1999       1998
                                             ----       ----
                                               (In Millions)
   Roadway                                   $7,410    $7,255
   Equipment                                  1,573     1,593
   Less:  Accumulated depreciation           (2,154)   (2,029)
                                             ------    ------
                                              6,829     6,819
                                             ------    ------
   Capital leases (primarily equipment)         696       793
   Accumulated amortization                    (382)     (461)
                                             ------    ------

                                                314       332
                                             ------    ------
                                             $7,143    $7,151
                                             ======    ======

   Substantially all assets are leased to NSR or CSXT (Note 2).
   Conrail acquired equipment and incurred related long-term debt under various capital leases of $79 million in 1997.

5. Accrued and Other Current Liabilities
   -------------------------------------
                                              December 31,
                                              -----------
                                             1999       1998
                                             ----       ----
                                               (In Millions)
   Freight settlements due others            $    3    $   42
   Equipment rents (primarily car hire)           6        78
   Unearned freight revenue                       -        59
   Property and corporate taxes                  97        33
   Other                                         41       210
                                             ------    ------
                                             $  147    $  422
                                             ======    ======

                                               EXHIBIT 99, Page 16 of 26


                              CONRAIL INC.
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


6. Long-Term Debt and Leases
   -------------------------

   Long-term debt outstanding, including the weighted average interest rates at December 31, 1999, is composed of the following:
                                              December 31,
                                              -----------
                                             1999       1998
                                             ----       ----
                                               (In Millions)
   Capital leases                            $  331    $  391
   Medium-term notes payable, 6.27%
    due 1999                                      -        30
   Notes payable, 9.75%, due 2000               250       250
   Debentures payable, 7.88%, due 2043          250       250
   Debentures payable, 9.75%, due 2020          550       544
   Equipment and other obligations, 6.87%       240       257
                                             ------    ------

                                              1,621     1,722
   Less current portion                        (319)     (113)
                                             ------    ------
                                             $1,302    $1,609
                                             ======    ======

   Interest payments were $149 million in 1999, $153 million in 1998 and $163 million in 1997.

   Leases
   ------

   The Company's noncancelable long-term leases generally include options to purchase at fair value and to extend the terms.  Capital leases have been discounted at rates ranging from 3.09% to 14.26%
   and are collateralized by assets with a net book value of $285 million at December 31, 1999.
   Minimum commitments, exclusive of executory costs borne by the
   Company, are:
                                     Capital           Operating
                                     Leases            Leases
                                     -------           ---------
                                           (In Millions)
          2000                        $  74              $  72
          2001                           68                 61
          2002                           56                 55
          2003                           51                 51
          2004                           56                 53
          2005 - 2018                   139                474
                                      -----              -----
          Total                         444              $ 766
                                                         =====
          Less interest portion        (113)
                                      -----
          Present value               $ 331
                                      =====

                                               EXHIBIT 99, Page 17 of 26


                              CONRAIL INC.
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


   Equipment and other obligations mature in 2000 through 2043 and are collateralized by assets with a net book value of $229 million at December 31, 1999. Maturities of long-term debt other than capital leases are $268 million in 2000, $19 million in 2001, $18 million in 2002, $19 million in 2003, $19 million in 2004 and $947 million in total from 2005 through 2043.

   Operating lease rent expense was $120 million in 1999, $121 million in 1998 and $122 million in 1997.


7. Income Taxes

   The provisions for income taxes are composed of the following:
                                        1999      1998      1997
                                        ----      ----      ----
                                             (In Millions)
   Current
     Federal                            $ (30)    $ 173     $ 122
     State                                  1        24        17
                                        -----     -----     -----
                                          (29)      197       139
                                        -----     -----     -----

   Deferred
     Federal                               52       (27)       61
     State                                 (4)       (3)       28
                                        -----     -----     -----
                                           48       (30)       89
                                        -----     -----     -----

                                        $  19     $ 167     $ 228
                                        =====     =====     =====

   The nondeductibility of the ESOP termination charge and certain transition and acquisition-related compensation costs for federal and state income tax purposes, has resulted in a significant difference between the Company's statutory and effective tax rates for 1997 (Note 4).

   A tax law was enacted during the third quarter of 1997 by a state in which CRC operates which changed the Company's method of computing taxes and resulted in a tax rate increase. Income tax expense for 1997 was increased by $22 million representing the effects of adjusting deferred income taxes for the rate increase as required by SFAS 109, "Accounting for Income Taxes" ("SFAS 109").

                                               EXHIBIT 99, Page 18 of 26


                              CONRAIL INC.
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

   Reconciliations of the U.S. statutory tax rates with the effective tax rates are as follows:
                                          1999      1998      1997
                                          ----      ----      ----
      Statutory tax rate                  35.0%     35.0%     35.0%
      State income taxes,
       net of federal benefit              4.2       3.2       3.2
      ESOP termination charge                                 36.3
      Nondeductible transition and
       acquisition-related costs          23.9                14.9
      Effect of state tax increase
       on deferred taxes                                       9.3
      Other                              (20.9)       .3      (1.7)
                                          ----      ----      ----
      Effective tax rate                  42.2%     38.5%     97.0%
                                          ====      ====      ====

   The Company has reached final settlements with the Internal Revenue Service ("IRS") related to all of the audits of the Company's consolidated federal income tax returns through fiscal year 1992. The Company's consolidated federal income tax returns for fiscal years 1993 through 1995 are currently being examined by the IRS. Federal and state income tax payments were $38 million in 1999, $196 million in 1998 and $120 million in 1997.

   Significant components of the Company's deferred income tax liabilities (assets) are as follows:
                                              December 31,
                                              -----------
                                             1999       1998
                                             ----       ----
                                               (In Millions)
   Current assets                            $   (8)   $  (22)
   Current liabilities                         (133)     (152)
   Miscellaneous                                 (8)       (8)
                                             ------    ------

   Current deferred tax asset, net           $ (149)   $ (182)
                                             ======    ======
   Noncurrent liabilities:
      Property and equipment                  1,977     1,897
      Other long-term assets
        (primarily prepaid pension asset)        89       106
      Other (mostly equipment obligations)       88        91
                                             ------    ------
                                              2,154     2,094
                                             ------    ------
   Noncurrent assets:
      Nondeductible reserves and other
        liabilities                            (221)     (239)
      Tax benefit transfer receivable           (36)      (36)
      Other (mostly equity investments)         (80)      (32)
                                             ------    ------
                                               (337)     (307)
                                             ------    ------
   Deferred income tax liabilities, net      $1,817    $1,787
                                             ======    ======

                                               EXHIBIT 99, Page 19 of 26


                              CONRAIL INC.
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


8. Pension and Postretirement Benefits
   -----------------------------------

   The Company and its subsidiaries sponsor several qualified and nonqualified pension plans and other postretirement benefit plans for its employees.

   During 1999, the Company transferred approximately $350 million and $260 million of pension assets to NSC and CSX, respectively. NSC and CSX also assumed certain pension obligations related to former Conrail employees. The net effect on Conrail's financial statements as detailed in the table below, was to reduce pension assets by $89 million. This transfer resulted in a $35 million reduction of deferred tax liabilities and is reflected as a capital distribution of $54 million.

   The Company's pension plan was amended during 1998 to include certain enhanced benefits for qualifying Conrail employees. The effect of the amendment was to increase the Conrail plan's projected benefit obligation by $59 million. The Company's pension plan was also amended during 1998 to allow for payment of non-union supplemental retirement benefits to the extent consistent with applicable Internal Revenue Service Tax Code provisions. Both of these liabilities are accrued as offsets to the prepaid pension asset which is included in "Other assets" in the balance sheet (Note 3).

                                               EXHIBIT 99, Page 20 of 26


                              CONRAIL INC.
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

   The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ending December 31, 1999, and a statement of the funded status as of December 31 of both years:
                                                      Other Postretire-
                                  Pension Benefits      ment Benefits
                                  ----------------    ----------------
   (In Millions)                  1999       1998     1999       1998
                                  ----       ----     ----       ----
   Change in benefit obligation
   Net benefit obligation
    at beginning of year          $  834     $  707   $   56     $   57
   Pension obligation
    transferred to NSC and
    CSX                              (89)         -        -          -
   Service cost                       10         13        -          -
   Interest cost                      50         53        3          4
   Plan amendments                     -         59        -          -
   Curtailment (gains)losses         (15)         -       (4)         -
   Actuarial (gains)losses           (97)        68       (7)         1
   Incorporation of special
    pension benefit reserves         176          -        -          -
   Gross benefits paid              (130)       (66)      (4)        (6)
                                  ------     ------   ------     ------
   Net benefit obligation
    at end of year                $  739     $  834   $   44     $   56

   Change in plan assets
   Fair value of plan assets
    at beginning of year          $1,441     $1,308   $    9     $   10
   Pension assets
    transferred to NSC and CSX      (610)         -        -          -
   Actual return on plan
    assets                            88        211        -          -
   Gross benefit payments           (128)       (78)      (1)        (1)
                                  ------     ------   ------     ------
   Fair value of plan assets
    at end of year                $  791     $1,441   $    8     $    9
   Funded status at
    end of year                   $   52     $  607   $  (36)    $  (47)
   Unrecognized transition
    asset                             (3)       (54)       -          -
   Unrecognized prior
    service cost                      10         88        -          -
   Unrecognized actuarial
    (gains)losses                    (26)      (371)      (8)         -
                                  ------     ------   ------     ------
   Net amount recognized
    at year end                   $   33     $  270   $  (44)    $  (47)
                                  ======     ======   ======     ======

                                               EXHIBIT 99, Page 21 of 26


                              CONRAIL INC.
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

   The following amounts have been recognized in the balance sheets as of
   December 31:
                                                      Other Postretire-
                                  Pension Benefits      ment Benefits
                                  ----------------    ----------------
   (In Millions)                   1999      1998      1999      1998
                                   ----      ----      ----      ----
   Prepaid pension cost            $  74     $ 278        -         -
   Accrued benefit cost              (41)       (8)    $(44)     $(47)

   All of the Company's plans for postretirement benefits other than pensions have no plan assets except for the retiree life insurance plan which has $8 million and $9 million of assets in 1999 and 1998, respectively. The aggregate benefit obligation for the postretirement plans other than pensions is $44 million and $56 million at December 31, 1999 and 1998, respectively.

   The projected benefit obligations and accumulated benefit obligations for pension plans with accumulated benefit obligations in excess of plan assets were $54 million and $38 million, respectively, in 1999; and $10 million and $9 million, respectively, in 1998. The plans had no assets in either 1999 or 1998.

   The assumptions used in the measurement of the Company's benefit obligation are as follows:
                                                      Other Postretire-
                                  Pension Benefits      ment Benefits
                                  ----------------    ----------------
   (In Millions)                   1999      1998      1999      1998
                                   ----      ----      ----      ----
   Discount rate                   7.75%     6.50%     7.75%     6.50%
   Expected return on plan assets  9.00%     9.00%     9.00%     8.00%
   Rate of compensation increase   5.00%     5.00%     5.00%     5.00%

   A 7% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000, gradually decreasing to 6% by the year 2007.

   Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of a one percentage point increase and (decrease) in the assumed health care cost trend rate on accumulated postretirement benefit obligation is $1 million and $(1) million, respectively, and would have an immaterial effect on the net periodic postretirement benefit cost for 1999.

                                               EXHIBIT 99, Page 22 of 26

   The components of the Company's net periodic benefit cost for the plans are as follows:

                                                    Other Postretirement
                               Pension Benefits          Benefits
                              -------------------   --------------------
   (In Millions)              1999   1998    1997    1999    1998   1997
                              ----   ----    ----    ----    ----   ----
   Service cost               $  10  $  13   $   8   $   -   $   -  $   -
   Interest cost                 53     53      50       4       4      4
   Expected return on assets    (94)  (109)    (98)     (1)     (1)    (1)
   Curtailment (gain) loss       19      -       -      (4)      -      -
   Amortization of:
      Transition asset          (11)   (18)    (18)      -       -      -
      Prior service cost          4      4       3       -       -      -
      Actuarial gain             (8)    (5)     (6)      -      (1)    (1)
                              -----  -----   -----   -----   -----  -----
                              $ (27) $ (62)  $ (61)  $  (1)  $   2  $   2
                              =====  =====   =====   =====   =====  =====

   Savings Plans
   -------------

   The Company and certain subsidiaries provide 401(k) savings plans for union and non-union employees. Under the Company's current non-union savings plan, 50% of employee contributions are matched for the first 6% of a participating employee's base pay and 25% of employee contributions are matched in excess of 10% of a participating employee's base pay. Savings plan expense related to the current non-union savings plan was $1 million in 1999. There is no Company match provision under the union employee plan except for certain unions which negotiated a Company match as part of their contract provisions.

   In connection with the close of the NSC-CSX joint tender offer for Conrail, the Company's Non-union ESOP was terminated with the repayment of the ESOP note payable of $291 million and related accrued interest during 1997, resulting in a charge of $221 million (no related income tax effect) (Notes 2 and 3). Under the Non-union ESOP, 100% of employee contributions were matched in the form of ESOP preferred stock for the first 6% of a participating employee's base pay. Savings plan expense related to the ESOP plan was $1 million in 1997. The Company had no non-union savings plan in 1998.

   In connection with the formation of the Non-union ESOP in 1990, the Company issued 9,979,562 of the authorized 10 million shares of its ESOP stock to the Non-union ESOP in exchange for a 20 year promissory note from the Non-union ESOP in the principal amount of approximately $290 million. In addition, unearned ESOP compensation in the same amount was recognized as a charge to stockholders' equity coincident with the Non-union ESOP's issuance of its promissory note to the

                                               EXHIBIT 99, Page 23 of 26


   Company. The debt of the Non-union ESOP was recorded by the Company and offset against the promissory note from the Non-union ESOP.
   The Company received debt service payments from the Non-union ESOP of $11 million in 1997.

   Prior to the close of the joint tender offer (Notes 2 and 3), unearned ESOP compensation was charged to expense as shares of ESOP stock were allocated to participants. An amount equivalent to the preferred dividends declared on the ESOP stock had partially offset compensation and interest expense related to the Non-union ESOP through the close of the joint tender offer.

   Interest expense incurred by the Non-union ESOP on its debt to the Company was $9 million in 1997. Compensation expense related to the Non-union ESOP was $2 million in 1997.

   Prior to its acquisition, the Company made dividend payments at a rate of 7.51% on the ESOP stock and additional contributions in an aggregate amount sufficient to enable the Non-union ESOP to make the required interest and principal payments on its note to the Company. Preferred dividends declared and paid were $3 million in 1997.


9. Stockholders' equity
   --------------------

   Common Stock
   ------------

   On May 23, 1997, the NSC-CSX joint tender offer for the remaining outstanding shares of Conrail's common and preferred stock was concluded, and on June 2, 1997, Conrail became the surviving corporation in a merger with Green Merger Corp. and remained the only subsidiary of Green Acquisition Corp., an entity jointly-owned by NSC and CSX. As a result, the remaining outstanding capital stock of Conrail was acquired by NSC and CSX and Green Acquisition was issued 100 shares of Conrail's common stock. Any per share data included in this report is based on Conrail's outstanding common stock before the effects of the joint acquisition of the Company.

   Employee Benefits Trust
   -----------------------

   In 1995, the Company established the Conrail Employee Benefits Trust (the "Trust"). The Trust was intended to fund certain employee benefits and other forms of compensation. As a result of the joint tender offer (See Note 2) for the Company's common stock, the Trust received cash proceeds for the common stock it held at that time. Due to the Trust holding cash instead of the Company's common stock, the balance of the Trust at December 31, 1997, was reclassified from the stockholders' equity section of the Company's balance sheet to the "Other assets" line item.

                                               EXHIBIT 99, Page 24 of 26


   Treasury Stock
   --------------

   As a result of the acquisition of Conrail, the Company's common stock repurchase program was terminated in the fourth quarter of 1996. The activity for 1997 is related to the repurchase of common stock in connection with the repayment of $90 million of the Trust promissory loan described above. The remaining shares of treasury stock at December 31, 1997, were recorded as canceled and retired during 1998.

   The activity and status of treasury stock follow:
                                           1998             1997
                                           ----             ----
   Shares, beginning of year            6,320,249        5,523,455
     Acquired
     Effects of Conrail acquisition    (6,320,249)         796,794
                                       ----------        ---------
   Shares, end of year                          -        6,320,249
                                       ==========        =========

   Stock Plans
   -----------

   The Company has applied APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for the Conrail plans. Accordingly, no compensation cost was recognized for the Conrail fixed stock option plans prior to Conrail's acquisition. However, in connection with the acquisition of Conrail, all outstanding performance shares and all outstanding unvested stock options, restricted shares and phantom shares vested during 1997 (Note 3).

   Undistributed Earnings of Equity Investees
   ------------------------------------------

   "Retained earnings" includes undistributed earnings of equity investees of $188 million, $173 million and $151 million at December 31, 1999, 1998 and 1997, respectively.

10.Other Income, Net
   -----------------
                                             1999      1998      1997
                                             ----      ----      ----
                                                  (In Millions)
   Interest income                           $  19     $   7     $  13
   Rental income                                37        42        41
   Property sales                                6        21        23
   Other, net                                    5         2         6
                                             -----     -----     -----
                                             $  67     $  72     $  83
                                             =====     =====     =====

                                               EXHIBIT 99, Page 25 of 26


11.Commitments and Contingencies
   -----------------------------

   Environmental
   -------------

   The Company is subject to various federal, state and local laws and regulations regarding environmental matters. CRC is a party to various proceedings brought by both regulatory agencies and private parties under federal, state and local laws, including Superfund laws, and has also received inquiries from governmental agencies with respect to other potential environmental issues. At December 31, 1999, CRC has received, together with other companies, notices of its involvement as a potentially responsible party or requests for information under the Superfund laws with respect to cleanup and/or removal costs due to its status as an alleged transporter, generator or property owner at 28 locations. However, based on currently available information, the Company believes CRC may have some potential responsibility at only 25 of these sites. Due to the number of parties involved at many of these sites, the wide range of costs of possible remediation alternatives, the changing technology and the length of time over which these matters develop, it is often not possible to estimate CRC's liability for the costs associated with the assessment and remediation of contaminated sites.

   Although the Company's operating results and liquidity could be significantly affected in any quarterly or annual reporting period if CRC were held principally liable in certain of these actions, at December 31, 1999, the Company had accrued $94 million, an amount it believes is sufficient to cover the probable liability and remediation costs that will be incurred at Superfund sites and other sites based on known information and using various estimating techniques. The Company anticipates that much of this liability will be paid out over five years; however some costs will be paid out over a longer period. The Company believes the ultimate liability for these matters will not materially affect its consolidated financial condition.

   The Company spent $9 million in 1999, $10 million in 1998 and $9 million in 1997 for environmental remediation and related costs. In addition, the Company's capital expenditures for environmental control and abatement projects were approximately $1 million in 1999, $8 million in 1998 and $7 million in 1997.

   Other
   -----

   The Company is involved in various legal actions, principally relating to occupational health claims, personal injuries, casualties, property damage and damage to lading. The Company has recorded liabilities in amounts it believes are sufficient to cover the expected payments for such actions.

   CRC had 2,315 employees at December 31, 1999, approximately 78% of whom are represented by 16 different labor organizations and are covered by

                                               EXHIBIT 99, Page 26 of 26


   16 separate collective bargaining agreements. The Company was not engaged in any collective bargaining at December 31, 1999.

   CRC currently guarantees the principal and interest payments in the amount of $39 million on Equipment Trust Certificates for Locomotive Management Services, a general partnership of which CRC holds a fifty percent interest.


12.Fair Values of Financial Instruments
   ------------------------------------

   The fair values of "Cash and cash equivalents," "Accounts receivable," "Notes receivable from NSC/CSX" and "Accounts payable" approximate carrying values because of the short maturity of these financial instruments.

   Using current market prices when available, or a valuation based on the yield to maturity of comparable debt instruments having similar characteristics, credit rating and maturity, the total fair value of the Company's long-term debt, including the current portion, but excluding capital leases, is $1,367 million and $1,637 million at December 31, 1999 and 1998, respectively, compared with carrying values of $1,290 million and $1,331 million at December 31, 1999 and 1998, respectively.